82-1257

IMPERIAL

28 October 2005

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Imperial One Intl Ltd

SUPPL

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the Company's First Quarter Activities and Cash Flow Report lodged with the Australian Stock Exchange Limited on 28 October 2005.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

dlw 11/7

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/10/2005

TIME: 13:06:55

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

First Quarter Activities & Cashflow Report

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PLEASE NOTE:
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IMPERIAL

QUARTERLY REPORT TO 30 SEPTEMBER 2005

TO THE AUSTRALIAN STOCK EXCHANGE LIMITED UNDER LISTING RULE 5.2

The following summarises the operations of Imperial One Limited for the period ended 30 September 2005.

CORPORATE

Share Placement – In August 2005 the Company completed a private placement of 110,000,000 ordinary shares at $0.0045 to raise $495,000 before any costs of the issue.

The purpose of the issue was to provide additional working capital and to fund the continuing review of investment opportunities.

Annual General Meeting

The Annual General Meeting of the Company will be held at the offices of Nexia Court & Co, Level 23 Tower Building, Australia Square, 264 George Street, Sydney on Wednesday 30 November 2005 at 2.00 pm.

BEMAX RESOURCES NL

The Company holds 5.3% of the issued capital of Bemax Resources NL (currently capitalised at approximately $240m). The following summarises the Bemax ASX Quarterly Activities Report for the September 2005 period:

Bemax Highlights:

- Mining production figures for Quarter above target.
- Construction of Pooncarie Project on schedule and within budget.
- Continued exploration focus in the Murray Basin following the discovery of the Campaspe deposit.
- Approvals process for two new mines in Western Australia progressed.
- Execution of marketing and toll treatment agreement with Tasmanian Titanium Pty Ltd.
- Lodgement of Half Year Accounts showing profit for the period of $1,004,000.
- Early exercise of options by major shareholder The National Titanium Dioxide Company Limited (Cristal).
- Demand for products and in particular zircon remains high and firm. Continued enquiries from China and India reflect the need for feed-stock for the rapidly expanding industries in those countries.

a) Pooncarie Project

Delivery of the Pooncarie Project remains on schedule and within the A$176.4 million budget. At the end of the September Quarter the Pooncarie Project was over 80% complete. Commissioning of the Ginkgo Mine Site is scheduled for December 2005 and the Broken Hill Mineral Separation Plant in February 2006. First sales of Pooncarie product are expected in the first half of 2006.

Throughout the September Quarter Bemax issued a number of Pooncarie Project Update announcements with attaching photos showing the progress of development and construction at each of the sites (refer to www.bemax.com.au).

Further activities in the Quarter included:

- Completion of 55 kms of the 64 km haulage road connecting the mine site to the Silver City Highway.
- Full night rating approved by the RFDS on the air strip at the mine site.
- Continued construction work on the Mineral Separation Plant at Broken Hill.
- Filling of the water storage dam continued through the Quarter to provide the initial water to flood the mining pit to float the dredge and wet plant ahead of commissioning.
- Construction of the 124km power line and associated sub-stations continued with work well advanced to provide power for the Ginkgo mine site before the end of October.
- Detailed commissioning workshops have been conducted between Bemax operational staff and the various contractors to ensure a smooth commissioning process.
- Infill drilling at both the Ginkgo and Snapper ore bodies required for the detailed production and development plans.
- Drilling Completed in the Quarter totalled 12,518 metres.

b) West Australian Operations

Mining operations continued at the Ludlow and Tutunup mine sites with HMC production above forecast for the Quarter. Approval was granted from the Environmental Protection Agency (EPA) to commence mining operations at Tutunup South. Completion of agreements and final approvals are expected to be finalised during the final Quarter, with production targeted for early in 2006.

Modifications to the Bunbury MSP were commenced towards the end of September 2005 and are due to be commissioned early in 2006. The upgrade will allow simultaneous treatment of product from the Murray Basin with current West Coast production and the increasing volumes of product for toll treatment.

CATCHA LIMITED

Catcha continues to develop its media business in Singapore and Malaysia and has begun to focus more on publishing whilst scaling back its online operations.

CORPORATE - OTHER

Litigation – Recovery of Legal Costs

"The Company's lawyers are now ready to file in the High Court of Fiji a **Winding Up Petition** against Rupert Company Limited ("Rupert"), for the recovery of costs incurred in the NSW Supreme Court and NSW Court of Appeal proceedings between Rupert and the Company in 2003. The Company's claim is for $123,693 in costs relating to the Supreme Court proceedings. A further claim of $34,187 from the Court of Appeal proceedings will be enforced against Rupert by way of proof of debt in the winding up proceedings already on for the Supreme Court costs. Rupert has lodged $20,000 as security of costs. No amounts have been provided in the Financial Statements for the recovery of these costs".

FUTURE DIRECTION

The Board is constantly seeking new opportunities to enhance shareholder value. As present the Board is reviewing a number of opportunities in the energy related sector, however at this stage no agreements have been entered into.

The Company's investment philosophy will be to retain its cornerstone shareholding in Bemax Resources NL as it develops into a world class mineral sands producer. As has occurred with its shareholding in Bemax, the Board will continue to seek to identify low risk, early stage investment opportunities that will provide capital growth, but with the opportunity of generating an ongoing cash flow much sooner in the investment cycle.

Yours faithfully

B W McLeod
Chairman

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Imperial One Limited

ABN	Quarter ended ("current quarter")
29 002 148 361	30 September 2005

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A	Year to date (3 months) $A
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	-	-
	(b) development	-	-
	(c) production	-	-
	(d) administration	(82,719)	(82,719)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	647	647
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(82,072)	(82,072)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects		
	(b)equity investments		
	(c) other fixed assets	(183)	(183)
1.9	Proceeds from sale of: (a)prospects		
	(b)equity investments		
	(c)other fixed assets		
1.10	Loans to other entities		
1.11	Loans repaid by other entities		
1.12	Other (provide details if material)		
	Net investing cash flows	(183)	(183)
1.13	Total operating and investing cash flows (carried forward)	(82,255)	(82,255)

1.13	Total operating and investing cash flows (brought forward)	(82,255)	(82,255)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	495,000	495,000
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	10,000	10,000
1.17	Repayment of borrowings	(40,000)	(40,000)
1.18	Dividends paid	-	-
1.19	Other (provide details if material)	-	-
	Net financing cash flows	465,000	465,000
	Net increase (decrease) in cash held	382,745	382,745
1.20	Cash at beginning of quarter/year to date	126,822	126,822
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	509,567	509,567

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.23	Aggregate amount of payments to the parties included in item 1.2	Nil
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil

1.25 Explanation necessary for an understanding of the transactions

N/A

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A	Amount used $A
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter

		$A
4.1	Exploration and evaluation	Nil
4.2	Development	Nil
	Total	**Nil**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
5.1	Cash on hand and at bank	4,141	15,136
5.2	Deposits at call	505,426	111,686
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	509,567	126,822

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Nil	Nil		
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	 Nil Nil	 Nil Nil		
7.3	**+Ordinary securities**	1,034,196,306	1,034,196,306		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	 110,000,000 Nil	 110,000,000 Nil		
7.5	**+Convertible debt securities** *(description)*	Nil	Nil		
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	 Nil Nil	 Nil Nil		
7.7	**Options** *(description and conversion factor)*	15,295,000	Nil	*Exercise price* 1 Cent	*Expiry date* 31 December 2006
7.8	Issued during quarter	Nil	Nil		
7.9	Exercised during quarter	Nil	Nil		
7.10	Expired during quarter	14,350,000	Nil	9 Cents	6 July 2005
7.11	**Debentures** *(totals only)*	Nil	Nil		
7.12	**Unsecured notes** *(totals only)*	Nil	Nil		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ....
(Company secretary)

Print name: David Hughes

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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